UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 24, 2021, SOS Limited (the “Company”) entered into a letter agreement (“Letter Agreement”) with certain holders of Company’s warrants, pursuant to which the holders of Company’s warrants exercised all of the Existing Warrants (as defined below) to purchase up 23,880,000 of the Company’s American Depositary Shares (“ADSs”). The exercise price of the warrants issued by the Company to certain institutional investors on February 10, 2021 (the “Existing Warrants”) was $4.05 per ADS. Pursuant to the Letter Agreement, each holder will receive new warrants (the “New Warrants”) to purchase up to 23,880,000 ADSs in exchange for their exercise of all of the Existing Warrants with cash.

The gross proceeds to the Company from the exercise of the Existing Warrants was approximately $96.7 million, prior to deducting placement agent fees and estimated offering expenses.

The New Warrants will have substantially the same terms as Existing Warrants, except for (i) registration rights whereby the Company agrees to register the ADSs underlying the New Warrants within eight (8) days of closing, and (ii) an exercise price $7.00 per ADS.

In connection with the transactions contemplated in the Letter Agreement, the Company entered into a letter agreement (the “Engagement Letter”) with Maxim Group LLC (the “Financial Advisor”). Pursuant to the terms of the Engagement Letter, the Financial Advisor is entitled to a cash fee equal to 7.0% of the gross proceeds raised in the transactions contemplated by the Letter Agreement. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $15,000.

The transaction contemplated by the Letter Agreement closed on March 1, 2021.

The issuance of New Warrants was made in reliance upon an exemption from the registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Copies of the form of the Letter Agreement, form of New Warrant, and the Engagement Letter are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively. The foregoing summaries of the terms of the Letter Agreement, New Warrants, and the Engagement Letter are subject to, and qualified in their entirety by, such documents.

On February 25, 2021, the Company issued a press release announcing the transactions described above. A copy of the press release is attached hereto as Exhibit 99.4.

Exhibits

Exhibit No.	Description
99.1	Form of the Letter Agreement
99.2	Form of Warrant
99.3	Engagement Letter dated February 24, 2021
99.4	Press Release dated February 25, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2021

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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